Vivien Bai Senior Counsel
	Direct	+1 212-407-4933
345 Park Avenue	Main	+1 212-407-4000
New York, NY 10154	Fax	+1 212-407-4990
vbai@loeb.com

September 25, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Demarest, Kristina Marrone, Isabel Rivera and Mary Beth Breslin

Re:	Newbridge Acquisition Ltd Amendment No. 1 to Registration Statement on Form S-1 Filed September 11, 2025 File No. 333-289966

Ladies and Gentlemen:

On behalf of our client, Newbridge Acquisition Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth of the Company’s response to the comments issued in a letter dated September 22, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, the Company is filing the revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, each comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed September 11, 2025

Exhibits

1.	We note your revised legal opinion filed in response to prior comment 2 and we reissue the comment in part. Please have counsel revise the opinion to state whether shareholders are liable to the company's creditors by either adding a reference to creditors to the parenthetical in paragraph 3.2 or removing the parenthetical entirely. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: In response to the Staff’s comment, we have filed a revised legal opinion as Exhibit 5.1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212.407.4933, or Alex Weniger-Araujo, Partner of Loeb & Loeb LLP, at 212.409.4063. Thank you for your time and attention to this filing.

Sincerely,

/s/ Vivien Bai
Vivien Bai
Senior Counsel

cc:	Yongsheng Liu, CEO, Newbridge Acquisition Limited
Alex	Weniger-Araujo, Partner, Loeb & Loeb LLP